EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in Exhibit 99.D to Argentina’s annual report on Form 18-K, for the year ended December 31, 2016 (the “2016 Annual Report”) as amended. References in this Exhibit 1 to Amendment No. 3 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the 2016 Annual Report.

THE REPUBLIC OF ARGENTINA

THE ARGENTINE ECONOMY

Macri Administration

On October 31, 2017, the Argentine government announced its intention to submit a series of tax and social security reforms to Congress for consideration prior to the end of 2017. The government expects to send a bill to Congress during November. The main reforms announced include the following:

1. capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after the enactment of the bill will be subject to tax at the rate of 15%, calculated on the acquisition cost adjusted for inflation;

2. income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents will be subject to tax at the rate of (i) 5% in the case of those denominated in pesos, subject to fix interest rate and not indexed, and (ii) 15% for those denominated in a foreign currency or indexed; income obtained from the sales of shares made on a stock exchange will remain exempt, subject to compliance with certain requirements;

3. corporate income tax will initially decline to 30% in 2019 and 2020 and to 25% starting in 2021. Dividends will be taxed at a rate such that the overall corporate income tax impact is 35%;

4. social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and

5. the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a 5 year period, from the current 17% for credits to 100% for credits and debits.

These reforms are intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining its medium and long term efforts aimed at restoring fiscal balance. The fiscal cost of the tax reform, if approved by Congress, is estimated at 0.3% of the gross national product. The proposed reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) as well as employment, and diminish poverty on a sustainable basis.

BALANCE OF PAYMENTS

Trade of Goods

Imports

In 2012, imports of goods decreased by 8.1% to U.S.$68.0 billion from U.S.$74.0 billion in 2011. 46.6% of total imports were intermediate and capital goods. Imports of fuel and energy decreased by 6.8% and imports of motor vehicles for passengers decreased by 4.2%, both types of imports together representing approximately 21.3% of total imports.

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In 2013, imports of goods increased by 9.5% to U.S.$74.4 billion from U.S.$68.0 billion in 2012. Intermediate and capital goods represented 42.1% of total imports. Imports of fuel and energy increased by 36.5% and imports of motor vehicles for passengers increased by 31.8%.

In 2014, imports of goods decreased by 11.7% to U.S.$65.7 billion from U.S.$74.4 billion in 2013. Intermediate and capital goods represented 46.2% of total imports. Imports of motor vehicles for passengers decreased by 49.5%, imports of spare parts and accessories for capital goods decreased by 18.2% and imports of consumption goods decreased by 11.5%.

In 2015, imports of goods decreased by 8.4% to U.S.$60.2 billion from U.S.$65.7 billion in 2014. Intermediate and capital goods represented 49.6% of total imports. Imports of fuel and energy decreased by 40.3% and imports of motor vehicles for passengers decreased by 6.2%, while imports of spare parts and accessories for capital goods decreased by 3.0% and imports of consumption goods increased by 3.1%, in each case in terms of their U.S. dollar value.

In 2016, imports of goods decreased by 7.1% to U.S.$55.9 billion from U.S.$60.2 billion in 2015. Intermediate and capital goods represented 49.2% of total imports. Imports of fuel and energy decreased by 30.7% and imports of motor vehicles for passengers increased by 33.6%, while imports of spare parts and accessories for capital goods decreased by 10.7% and imports of consumption goods increased by 9.5%, in each case in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s import products grouped by economic uses for the periods specified.

Imports by Economic Uses(1)

(in millions of U.S. dollars)

	2012		2013		2014		2015		2016
Capital goods	U.S.$	11,823	U.S.$	11,816	U.S.$	11,708	U.S.$	11,790	U.S.$	12,015
Intermediate goods		19,823		19,516		18,647		18,090		15,475
Fuel and energy		9,128		12,464		11,455		6,842		4,739
Parts and accessories of capital goods		14,385		15,954		13,054		12,658		11,302
Consumption goods		7,153		7,400		6,548		6,754		7,398
Motor vehicles for passengers		5,359		7,063		3,569		3,346		4,469
Others		303		229		249		276		211
Total		67,974		74,442		65,736		60,203		55,911

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments” because the latter were calculated on a FOB basis.

PUBLIC SECTOR DEBT

Foreign Currency-Denominated Debt in 2017

Between January 1 and September 30, 2017, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$24.6 billion, consisting of U.S. Dollar-denominated bonds maturing between 2022 and 2117 for an aggregate principal amount of U.S.$9.75 billion, BONARs of several series maturing between 2020 and 2037 for an aggregate principal amount of U.S.$14.9 billion and CHF 400 million Bond due 2020. Of the U.S.$14.9 billion BONARs issued, U.S.$10.3 billion BONARs due 2024 were issued as part of certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such BONARs upon the payment by the Republic of the amounts specified thereunder.

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